UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.

Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                         No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____

INFORMATION TO BE INCLUDED IN REPORT
1. A company announcement made on March 31, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: April 1, 2010	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: March 31, 2010 URL: http://www.komatsu.com/
Notice of Change in Disclosed Information Concerning the Establishment of a
Subsidiary in Australia (as of December 25, 2009)
Please be advised that a change has been made in the news release* of December 25, 2009 entitled, “Komatsu to Establish Sales and Service Subsidiary in Australia” as follows.
While the outline of the new company in the concerned news release stated April 2010 as the date of establishment, the start of operation will be delayed to July 2010 or later as of the date of this news release due to the time required to functionally separate production from customer relations. We will announce the concerned matter as soon as determined.
*Note: This press release was filed with the SEC on December 28, 2009 as Form 6-K.
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